As filed with the Commission December 6, 2006	File No. 333-136643

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2A

Amendment No. 2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CONTRACTED SERVICES, INC.
(Name of small business issuer in its charter)

FLORIDA	7380	56-3656663
(State of jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employee Identification No.)

5222 110th Avenue North, Clearwater, Florida 33760, Telephone: (727) 410-0740
(Address and telephone number of principal executive offices)

John L. Corn 3919 14th Street NE, St. Petersburg, Florida 33703, (Telephone) 727- 410-0740
(Name, Address and Telephone Number of Agent For Service)

Copies to:
Diane J. Harrison, Esq. 6860 Gulfport Blvd. South, #162, South Pasadena, FL 33707 (Telephone) 941-723-7564 (Fax) 941-531-4935

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box [  ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Number of Shares to be Registered	Proposed maximum offering price per share (1) (2)	Proposed maximum aggregate offering price	Amount of Registration fee (3)
Common stock	1,355,000	$.01	$13,550	$1.45
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.

(2)  There is no public market for the Contracted Services, Inc. shares of common stock. Our common stock is not traded on any national exchange and in accordance with Rule 457, the offering price was arbitrarily determined by management based on the offering price for shares of Contracted Services, Inc. sold to subscribers.

(3) Fee calculated in accordance with Rule 457(o) of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8 (a), may determine.

PRELIMINARY PROSPECTUS

Dated: December 6, 2006

The information in this prospectus is not complete and may be changed. The securities offered by this prospectus may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where an offer or sale is not permitted.

CONTRACTED SERVICES, INC.

Offering by Selling Security Holders: 1,355,000 Shares of Common Stock at $.01 per share.

We are registering 1,355,000 common shares for resale by the selling security holders identified in this prospectus. We will not receive any of the proceeds for the sale of the shares by the selling security holders. The shares are being registered to permit the resale of the shares owned by the selling security holders named in this prospectus. The number of shares of Contracted Services, Inc. common stock being registered by selling security holders represents 100% of our currently issued and outstanding share capital.  All of our selling shareholders will sell at the fixed price of $.01 per share for the duration of this offering.  We deem each selling security holders that is an affiliate of our company to be an underwriter as defined in the 1934 Securities Exchange Act.

There is no public market for Contracted Services Inc.’s common stock. It is our intention to seek quotation on the OTC Bulletin Board (“OTCBB”) subsequent to the date of this prospectus. There is no assurance our application to the NASD will be approved.

You may find further information regarding the sale of the securities being registered in our Plan of Distribution located elsewhere in this Prospectus.

Investing in our common stock involves a high degree of risk. A potential investor should carefully consider the factors described under the heading “Risk Factors” beginning at page 6.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 6, 2006.

Dealer Prospectus Delivery Instructions

Until     , 2007 all dealers that effect transactions in these shares of common stock , whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY OF PROSPECTUS

This summary provides an overview of all material information contained in this prospectus. Before making a decision to purchase the shares our selling security holders are offering, you should very carefully and thoroughly read the more detailed information in this prospectus and review our financial statements.  There is no public market for our common stock and we cannot provide any assurance that the shares being offered will have a market value or that they can be resold at the offered price if an when an active secondary market may develop or that a public market for our common stock may be sustained even if developed.

Summary Information about Contracted Services, Inc.

We were incorporated in the State of Florida on June 30, 2000 and established a fiscal year end of December 31.  We do not have any subsidiaries or joint venture partners.  We do have one affiliated company, IdocuBox that has common officers and shareholders with Contracted Services, Inc.  The Articles of Incorporation of Contracted Services, Inc. were Amended and Restated under the laws of Florida on April 21, 2006. As a result of amending our articles of incorporation, stock par value from $1.00 to $.01 there was an immediate increase of 100:1 to each shareholder.  The company then executed a forward stock split of 25:1 on April 28, 2006 thereby further increasing the number of shares held by each shareholder.  Our selling security holders are considered “underwriters” under the Securities Act of 1933.

We are an operational company engaged in the business of offering contracted business consulting services that include computer maintenance and repair services and other non-related services such as lawn mowing on a commercial basis, on a recurring monthly basis to both retail and commercial clients.  We have generated operating revenues since inception. We have incurred net income as well as losses since inception and it is our opinion we must raise additional capital to fund expansion of our operations. There is no assurance we will be able to raise this capital.  For the period ending September 30, 2006 we had revenues of $129,771 that included a net loss after taxes of ($1,257).  For the years ending December 31, 2005 and 2004 our revenues and net incomes were $163,782 and $17,345 and $320,623 and $11,955 respectively.

There is no assurance that we will be able to establish a statewide service offering our computer consulting, maintenance and repair services. Such expansion of our business could take many years of work and would require expenditure of very substantial amounts of capital we do not currently have and may never be able to raise.

As of the date of this prospectus, we have conducted business in the computer consulting, maintenance and repair service as well as commercial lawn mowing. We have funds sufficient to support our current operations indefinitely. It is our plan to expand statewide later this year in 2006 but, no later than January 31, 2007. The majority of our revenue is generated from our computer services.  Our lawn mowing services have provided none of revenues for the six month period ended June 30, 2006.  In the year ended December 31, 2005 our lawn mowing services represented approximately 13% of our revenues.  Our lawn mowing services are primarily targeted as sub-contracted services to a general contractor responsible for highway lawn mowing for the State of Florida.  These services are provided on an as needed basis with no written contract.  We have bid on one project for the State of Florida in 2006 however the contract has not been awarded as of the date of this filing.

We have one (1) fulltime employee and our management, other than our one (1) fulltime employee John L. Corn, devotes a small percentage of their time to the affairs of the Company.  Our President, John L. Corn, who is also our Chief Financial Officer and a Director, owns 46.13% of our common stock.  Susan Corn, the spouse of our President, also controls 46.13% of our common stock.

Our administrative office is located at 10460 Roosevelt Blvd., #314, St. Petersburg, FL 33716. Our telephone/fax number is (727) 410-0740.  Our offices are located on a main boulevard in a highly commercialized area.  We have both office and small warehouse space.

As of June 30, 2006 we completed the sale of forty-two (42) blocks of shares under executed subscription agreements at the price of One Dollar and NO/100 ($1.00) per block.  Each block of shares consisted of 100 shares at $0.01 par value per share.  These securities were exempt under the Securities Act of 1933.  The total cash raised from the sale of shares was $42.00. A comparison of our balance sheet and operating expenses for the period ended June 30, 2006 as compared to the same period in 2005 follows:

CONTRACTED SERVICES, INC.

BALANCE SHEET COMPARISON

September 30, 2006 to September 30, 2005

	Sep 30, 06	Sep 30, 05
ASSETS
Current Assets:
Cash and Cash Equivalents	15,827.85	37,636.59
Accounts Receivable	1,617.09	7,443.35
Loans to Shareholder	30,573.62	(1,938.94)
Total Current Assets	48,018.56	43,141.00
Fixed Assets
Computer Equipment	2,365.00	2,365.00
Mowing Equipment	19,112.98	27,420.68
Vehicles	31,115.88	73,981.16
Accumulated Depreciation	(15,574.85)	(52,367.36)
Total Fixed Assets	37,019.01	51,399.48

Other Assets
Note Receivable - Idocubox	12,500.00	20,000.00
Total Other Assets	12,500.00	20,000.00
TOTAL ASSETS	97,537.57	114,540.48
LIABILITIES & EQUITY
Current Liabilities
Accounts Payable	20,418.38	1,756.22
Sales Tax Payable	975.70	(945.77)
Provision for Income Taxes	286.00	0.00
Notes Payable – Current Portion	7,000.00	10,000.00
Total Current Liabilities	28,680.08	10,810.45
Long Term Liabilities
Notes Payable Long Term	32,500.07	31,871.88
Total Long Term Liabilities	32,500.07	31,871.88
Total Liabilities	61,180.15	42,682.33
Stockholders' Equity
Common Stock	13,550.00	12,500.00
Paid-In-Capital	26,069.67	(4,530.00)
Stock Subscription Receivable	(5.00)	0.00
Retained Earnings	(2,000.00)	14,572.51
Net Income	(1,257.25)	49,315.64
Total Equity	36,357.42	71,858.15
TOTAL LIABILITIES & EQUITY	97,537.57	114,540.48

CONTRACTED SERVICES, INC.

STATEMENT OF OPERATIONS COMPARISON

September 30, 2006 to September 30, 2005

	Sep 30, 06	Sep 30, 05
Income
Sales - Computer Maintenance & Repairs	129,771.50	129,564.40
Sales - Lawn Mowing Services	0.00	18,365.26
Miscellaneous Income	0.00	570.29
Total Income	129,771.50	148,499.95
Operating Expenses
Advertising	3,565.62	183.63
Automobile Expense	5,260.87	3,457.84
Bad Debts	2,499.75	0.00
Bank Fees	512.00	239.06
Contracted Labor	1,115.00	0.00
Cost of Goods	39,075.26	17,886.63
Depreciation Expense	13,891.64	22,000.00
Donations – Charitable	0.00	1,000.00
Dues and Subscriptions	1,304.70	916.16
Employee Leasing	40,320.00	73,201.94
Gifts	0.00	412.89
Insurance	(510.56)	9,352.07
Interest Expense	3,173.75	867.29
Legal and Professional Fees	18,655.00	1,699.00
Materials	3,081.48	606.48
Miscellaneous	0.00	234.43
Mowing Expenses	443.76	13,097.67
Office Supplies	724.96	2,330.89
Penalties	470.17	151.84
Postage and Delivery	1,124.19	849.48
Professional Development	0.00	175.00
Rent	164.80	3,746.85
Repairs	0.00	260.47
Shareholder Distributions	0.00	4,150.00
Software Support	89.85	273.89
Travel & Entertainment	879.67	506.80
Telephone	4,212.68	9,464.06
Utilities	103.00	1,150.76
Total Expense	143,052.59	171,095.13
	(13,281.09)	(22,595.18)
Other Income
Gain on Sale of Assets	12,309.84	71,910.82

Income Before Provision for Income Taxes	(971.25)	49,315.64

Provision for Income Taxes	286.00	0.00

Net Income (Loss)	(1,257.25)	49,315.64

CONTRACTED SERVICES, INC.

STATEMENT OF CASH FLOWS COMPARISON

For The Nine Month Period Ended September 30, 2006 and 2005

	Sep-06	Sep-05
OPERATING ACTIVITIES:
Net Income (Loss)	(1,257.25)	49,315.64
Adjustments to reconcile Net Income (Loss)
to net cash provided by operations:
Depreciation	13,891.64	22,000.00
Gain on Sale of Assets	(12,309.84)	(71,910.82)
Noncash Officers Compensation	2,880.00	2,880.00
(Increase) Decrease in:
Accounts Receivable	(29,416.77)	6,069.64
Increase (Decrease) in:
Accounts Payable	12,346.22	(2,369.12)
Sales Tax Payable	864.33	(1,032.66)
Provision for Income Taxes	286.00	0.00
	(12,715.67)	4,952.68
INVESTING ACTIVITIES:
Purchase of Fixed Assets	0.00	(42,083.57)
Proceeeds from Sale of Assets	15,500.00	110,212.94
Shareholder Loans	(1,610.00)	306.37
Issuance of Notes Receivable	0.00	(20,000.00)
Payments Received on Notes Receivable	7,500.00	0.00
	21,390.00	48,435.74
FINANCING ACTIVITIES:
Issuance of Capital Stock	37.00	250.00
Payments on Notes Payable	(10,459.41)	(22,330.54)
Shareholder AAA Distributions	(2,000.00)	0.00
	(12,422.41)	(22,080.54)
NET CASH INCREASE (DECREASE) FOR THE YEAR	(3,748.08)	31,307.88
BEGINNING CASH	19,575.93	6,328.71
ENDING CASH	15,827.85	37,636.59

SUPPLEMENTAL DISCLOSURE:
Interest Expense	$3,173.75	$867.29
Income Tax	$0.00	$0.00

Noncash Investing & Financing Activities:
Cost of fixed asset trade-in	$54,863.29	$0.00
Accumulated depreciation on fixed asset trade-in	$33,795.79	$0.00
Note Payable Proceeds from trade-in	$40,586.86	$0.00
Note Payable Paid off from trade-in	$30,538.48	$0.00
Stock Subscription Receivable	$5.00	$0.00
Noncash Officers Compensation	$2,880.00	$2,880.00

The following financial information summarizes the more complete historical financial information found in our audited financial statements contained elsewhere in this prospectus:

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
Statement of Expenses Information:

Revenue	$163,782	$320,623
Operating Expenses	218,348	308,667
Other Income – Gain of Sale of Assets	71,910
Net Income (Loss)	$17,345	11,995

Balance Sheet Information:

Cash and Cash Equivalents	$19,575	$6,328
Total Assets	84,792	90,013
Total Liabilities	48,094	70,601
Stockholders’ Equity	$36,697	$19,412

The Offering

Following is a brief summary of this offering:

Common stock offered by selling security holders

1,355,000 shares offered by the selling security holders (including 1,250,000 shares, 93% of our issued and outstanding shares, being offered by our directors and officers and a further 32,500 shares (2.42%) offered by members of their immediate families to which such officers and directors disclaim beneficial ownership) detailed in the section of the Prospectus entitled “Selling Security Holders” beginning on page 15.  Our selling security holders are considered “underwriters” under the Securities Act of 1933.

Common stock outstanding as of the date of this Prospectus	1,355,000 Shares
Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling security holders.
Plan of Distribution

The offering is made by the selling security holders named in this Prospectus to the extent they sell shares. We intend to seek quotation of our common stock on the OTCBB. However, no assurance can be given that our common stock will be approved for quotation on the OTCBB. Selling security holders must sell at $0.01 for the duration of this offering. To be quoted on the OTCBB we must engage the services of a market maker to file an application on our behalf to have our securities quoted.  As of the date of this filing we have not engaged the services of a market maker for such quotation.  We have been advised by counsel that an application to be quoted on the OTCBB can take up to six (6) months or longer after our registration statement is declared effective.  Should our shares become quoted on the OTCBB it may provide holders of our shares to sell their shares if an active trading market develops.

Risk Factors

You should carefully consider all the information in this Prospectus. In particular, you should evaluate the information set forth in the section of the Prospectus entitled “Risk Factors” beginning on page 6 before deciding whether to invest in our common stock.

Lack of Liquidity in our common stock

Our common stock is not presently quoted on or traded on any securities exchange or automatic quotation system and we have not yet applied for listing or quotation on any public market. We can provide no assurance that there will ever be an established pubic trading market for our common stock.

RISK FACTORS

An investment in our common stock involves an exceptionally high degree of risk and is extremely speculative. In addition to the other information regarding Contracted Services contained in this prospectus, you should consider the following risk factors which reflect the potential and substantial material risks that could be involved if you decide to purchase shares in this offering.

Risks Associated with our Company:

(1) Our Board of Directors has issued an opinion regarding our expansion plans that we may not be able to achieve our expansion objectives since we do not have adequate capital for expansion and may have to suspend or cease expansion activity.

Our Board of Directors has issued an opinion regarding our expansion plans. This means that there is doubt that we can achieve our expansion objectives. Despite the fact our officers and directors are willing to commit to loan or advance capital to us, their resources are limited. With their assistance, absent any other source of capital, we could manage to finance no more 12 months of our present operating expenses. If we do not raise additional capital through the issuance of treasury shares, we believe we will be unable to conduct expansion activity. In the event we are unable to raise additional capital we may have to cease expansion and anyone purchasing shares of our stock would be at risk to lose all or a part of their investment.

(2) We have an operating history that includes net income as well as losses. We expect this trend to continue into the future. As a result, we may have to suspend or cease operations should losses exceed our income and our ability to borrow or raise additional capital.

While we were incorporated in 2000, we have not yet sustained continued net income. We have generated revenues however we have not generated any significant profits. We have a limited history upon which you can evaluate the likelihood of our future success or failure. Our ability to achieve profitability and positive cash flow in the future is dependent upon

●

our ability to locate more computer consulting clients

●

our ability to locate additional commercial mowing clients

●

our ability to generate revenues

●

our ability to reduce costs

Based upon current plans, we expect to incur operating losses in the near future periods. This will happen because there are expenses associated with the expansion of our business. We cannot guarantee we will be successful in generating revenues necessary in the future to be profitable and pay a dividend to our shareholders. Failure to generate revenues may cause us to stop our expansion and purchasers of our shares may not have any liquidity for their investment.

(3) We are dependent on the continued services of our key fulltime employee and President, John Corn. We do not have an employment agreement with Mr. Corn and his departure could cause the company to cease operations.

We are dependent on the services of our President John Corn.  As our founder and President, his experience and contacts are invaluable to our operations.  Should we lose the services of Mr. Corn our business would be impacted significantly. Failure to keep the services of Mr. Corn would likely cause us to cease operations.

(4) Because the probability of our developing a large client base is extremely remote, in all probability our planned expansion, and any funds spent on expansion may be lost.

Because the probability of our Company ever developing a large client base is extremely remote, any funds spent on our planned expansion may be lost. If we cannot raise further funds, we may have to suspend or cease our expansion and possibly our operations entirely which would result in the loss of your investment.

(5) Because our officers and directors do not have formal training or experience in starting, operating, and expanding a company nor in managing a public company, we will have to hire qualified personnel to fulfill these functions. If we lack funds to retain such personnel, or cannot locate qualified personnel, we may have to suspend or cease expansion activity or cease operations that will result in the loss of your investment.

None of our management team has experience starting and operating a company from start-up to a fully reporting, publicly trading status, nor do they have training in these areas. As a result, their decisions and choices may not take into account standard managerial approaches companies commonly use. Consequently our ultimate financial success could suffer irreparable harm due to certain of management's lack of experience. Additionally, our officers and directors have no direct training or experience in managing and fulfilling the regulatory reporting obligations of a ‘public company’. We will have to hire professionals to undertake these filing requirements for Contracted Services and this will increase the overall cost of operations. As a result we may have to suspend or cease expansion activity, or cease operations altogether, which will result in the loss of your investment.

(6) If we don't raise enough capital for expansion, we will have to delay expansion or curtail operations that may result in the loss of your investment.

We estimate that, with funding committed by our management combined with our cash on hand, we have sufficient cash to continue operations for twelve months provided we do not carry out our planned expansion activity. We need to raise additional capital to undertake even minimal planned expansion. You may be investing in a company that will not have the funds necessary to conduct any meaningful expansion activity due to our inability to raise additional capital. If that occurs we will have to delay expansion or cease our expansion activity and curtail operations or go out of business which will result in the loss of your investment.

(7) Since we are small and do not have much capital, we must limit our expansion and as a result we may not find additional clients. Without additional clients, we may not generate revenues and you may lose your investment.

The possibility of development of additional clients depends upon the results of expansion. We are a small company and do not have much capital. We must limit our expansion activity unless and until we raise additional capital. Any decision to expand our operations will involve the consideration and evaluation of several significant factors beyond our control. These factors include, but are not limited to:

●

Market prices for services similar to ours;

●

Costs of expansion including personnel and equipment;

●

Political climate and/or governmental regulations and controls;

●

Ongoing costs of operations; and

●

Availability and cost of financing.

This type of expansion program requires substantial capital. Because we may have to limit our expansion, we may not find an adequate amount of new clients to support our expansion. Without adequate new clients, we cannot generate revenues and you will lose your investment.

(8) Because our officers and directors have other outside business activities and may not be in a position to devote a majority of their time to our company, our expansion activity may be sporadic which may result in periodic interruptions or suspensions of expansion.

Our President will be devoting 100% of his time, approximately 40 hours per week, to our business. Our and Secretary and Treasurer will be devoting approximately 10% of their time, or 16 hours per month to our operations. As a consequence of the limited devotion of time to the affairs of the Company expected from management, our business may suffer. For example, because our officers and directors have other outside business activities and may not be in a position to devote a majority of their time to our Company, our expansion activity may be sporadic or may be periodically interrupted or suspended. Such suspensions or interruptions may cause us to cease operations altogether and go out of business.

(9) We may not have access to all of the personnel, supplies and materials we need to begin expansion that could cause us to delay or suspend our expansion activity.

We have made no attempt to locate or negotiate with any additional suppliers of personnel, products, equipment or materials. We will attempt to locate additional personnel, products, equipment and materials as and when we begin to undertake expansion activity, expected later this year but in any event by March 31, 2007. Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of equipment and/or supplies we need to conduct our work. If we cannot find the personnel, products and equipment we need, we will have to suspend our expansion plans until we do find the personnel, products and equipment we need.

(10) No matter how much money is spent on expansion, we might never develop sufficient new clients to be profitable.

Over the coming years, we might expend considerable capital on expansion of the Company without developing sufficient new clients. It is very likely the Company will have funds spent on expansion that will probably be lost. No matter how much money is spent on the expansion, we might never be able to find a sufficient number of new clients to be profitable and investors will be at risk to lose all or a part of their investment.

(11) Even if our expansion is successful, since we have not managed a fully reporting public company before, we will have to acquire outside expertise to assist. If we are unable to acquire such expertise we may be unable to generate profits and you may lose your investment.

We have no experience in managing a fully reporting public company, and our ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other companies that can provide such expertise. There can be no assurance that we will have available to us the necessary expertise when and if we need such assistance. The costs associated with the required public company reporting are high and we may not be able to afford to continue to be a fully reporting company. Our inability to provide timely required reporting may cause us to lose our fully reporting status and the ability to attract qualified investors or debt funding and investors will be at risk to lose all or a part of their investment.

(12) Small public companies are inherently risky and we may be exposed to market factors beyond our control. If such events were to occur it may result in a loss of your investment.

Managing a small public company involves a high degree of risk. Few small public companies ever reach market stability and we will be subject to events in the public markets that will make an investment in our company a highly risky investment.  Small public companies lack the financial support of investment banks as well as difficulty in attracting private investment.  The lack of access to capital sources may make it impossible to raise capital on favorable terms.  This lack of access to capital makes an investment in our company a high risk.

Risks Associated with this Offering:

(13) Our officers and directors own a substantial amount of our common stock and will have substantial influence over our operations; as a group, they can effectuate any corporate transactions or changes that require shareholder approval.

Our directors and officers currently own 1,250,000 shares of common stock representing 93% of our outstanding shares. Such directors and officers have registered for resale all of their shares. Assuming that such directors and officers sell none of their shares, they will still own 1,250,000 shares of common stock representing 93% of our outstanding shares. As a result, they will have substantial influence over our operations and can effect certain corporate transactions without further shareholder approval. This concentration of ownership may also have the effect of delaying or preventing a change in control.

(14) Without a public market there is no liquidity for our shares and our shareholders may never be able to sell their shares and that may result in a total loss of their investment.

Our common shares are not listed on any exchange or quotation system. There is no market for our shares. Consequently, our shareholders will not be able to sell their shares in an organized market place unless they sell their shares privately. If this happens, our shareholders might not receive a price per share which they might have received had there been a public market for our shares. Once this registration statement becomes effective, it is our intention to apply for a quotation on the OTCBB whereby:

●

We will have to be sponsored by a participating market maker who will file a Form 211 on our behalf since we will not have direct access to the NASD personnel; and

●

We will not be quoted on the OTCBB unless we are current in our periodic reports filed with the SEC.

From the date of this prospectus, we estimate that it will take us between six to nine months to be approved for a quotation on the OTCBB. However, we cannot be sure we will be able to obtain a participating market maker or be approved for a quotation on the OTCBB, in which case, there will be no liquidity for the shares of our shareholders.

(15) Even if a market develops for our shares our shares may be thinly traded, with wide share price fluctuations, low share prices and minimal liquidity.

If a market for our shares develops, the share price may be volatile with wide fluctuations in response to several factors, including:

●

Potential investors’ anticipated feeling regarding our results of operations;

●

Increased competition and/or variations in computer services;

●

Our ability or inability to generate future revenues; and

●

Market perception of the future of the computer consulting industry.

In addition, if our shares are quoted on the OTCBB, our share price may be impacted by factors that are unrelated or disproportionate to our operating performance. Our share price might be affected by general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations. In addition, even if our stock is approved for quotation by a market maker through the OTCBB, stocks traded over this quotation system are usually thinly traded, highly volatile and not followed by analysts. These factors, which are not under our control, may have a material effect on our share price.

(16) We anticipate the need to sell additional share in the future meaning that there will be a dilution to our existing shareholders resulting in their percentage ownership in the Company being reduced accordingly.

We may seek additional funds is through the sale of our common stock. This will result in a dilution effect to our shareholders whereby their percentage ownership interest in the Company is reduced. The magnitude of this dilution effect will be determined by the number of shares we will have to issue in the future to obtain the funds required.

(17) Since our securities are subject to penny stock rules, you may have difficulty reselling your shares.

Our shares are "penny stocks" and are covered by Section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell the Company's securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. For sales of our securities, the broker/dealer must make a special suitability determination and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect a shareholder's ability to dispose of his stock.

Currency and Exchange Rates

Our company is located in St. Petersburg, Florida and costs and revenues expressed throughout this prospectus are all expressed in United States Dollars.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling security holders. We will not receive any proceeds from the sale of shares of common stock in this offering. Contracted Services will pay all expenses of this offering.

DETERMINATION OF OFFERING PRICE

Currently there is no public market for our securities.  Without a public market for our securities our Board of Directors has arbitrarily established the price of our stock in this offering.  The offering price was established at the par value of our shares to be consistent with the recent sale of our securities that occurred in March of 2006.

PLAN OF DISTRIBUTION

Our common stock is not currently traded on any exchange so there is no current market for our shares.  We cannot provide any assurance that our shares will have any market value or that they can be resold at the offered price if and when an active secondary market might develop.  Even if a trading market develops, a public market for our securities may not be sustained.  Selling security holders must sell their shares at the fixed price of $.01 for the duration of this offering.  Our affiliated selling security holders are deemed to be underwriters as defined in the 1934 Securities and Exchange Act.  The selling security holders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling security holder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. At of the date of this prospectus, our shares of common stock are not listed on any exchange or quoted on any interdealer quotation system. We intend to seek quotation of our common stock on the OTCBB. No assurance can be given that we will be successful of in having our common stock quoted on the OTCBB. We must find a market maker that will file a Form 211 Application on our behalf to be quoted on the OTCBB.  Our legal counsel has advised the Company that it can take between 6-9 months to complete a Form 211. Quotation on the OTC Bulletin Board can provide a market for holders of our stock  to sell shares of their common stock.  These sales can provide liquidity for their investment.  There is no guarantee however that they may be able to sell their shares at a price equal to or exceeding their investment; therefore purchasers of our securities are at risk to lose some or all of their investment in our common stock.

The common stock may be sold by the selling security holders by one or more of the following methods, without limitation:

●

on the over-the-counter market;

●

on purchasers directly

●

in ordinary brokerage transactions in which the broker solicits purchasers; or commissions from a seller/or the purchaser of the shares for whom they may act as agent;

●

through underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions and commissions from a seller/or the purchaser of the shares for whom they may act as agent;

●

through the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distribution of the shares or other interest in the shares;

●

through purchases by a broker or dealer as principal and resale by other brokers or dealers for its own account pursuant to this prospectus;

●

through block trades in which the broker or dealer so engaged will  attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

●

in any combination of one or more of these methods;

●

in a private transaction; or

●

in any other lawful manner.

Brokers or dealers may receive commissions or discounts from the selling security holders, if any of the broker-dealer acts as an agent for the purchaser of said shares, from the purchaser in the amount to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling security holders to sell a specified number of the shares of common stock at a stipulated price per share. In connection with such re-sales, the broker-dealer may pay to or receive from the purchasers of the shares, commissions as described above. Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such broker-dealer.

We have advised the selling security holders that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling security holders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered in this prospectus.  Our selling security holders are considered “underwriters” under the Securities Act of 1933.

Selling security holders may also elect to sell their common shares in accordance with Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus. After the sale of the shares offered by this prospectus our two senior officers and directors, John L. Corn and Susan E. Corn, will hold directly an aggregate of 1,250,000 shares. The sale of these shares could have an adverse impact on the price of our shares or on any trading market that may develop.

We have not registered or qualified offers and sales of shares of common stock under the laws of any country, other than the United States. To comply with certain states’ securities laws, if applicable, the selling security holders will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling security holders may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

All expenses of this registration statement, estimated to be $38,701. (see “Use of Proceeds” page 13), including but not limited to legal, accounting, printing and mailing fees will, be paid by Contracted Services. However, any selling costs or brokerage commissions incurred by each selling security holder relating to the sale of his/her shares will be paid by them.

DILUTION

The common stock to be sold by the selling security holders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution of equity interests to our existing stockholders.

SELLING SECURITY HOLDERS

None of our directors or officers will be engaged in any selling efforts on behalf of the selling security holders. None of the selling security holders is a registered broker-dealer or an affiliate of a broker-dealer.

The selling security holders have furnished all information with respect to share ownership. The shares being offered are being registered to permit public secondary trading of the shares and each selling security holder may offer all or part of the shares owned for resale from time to time. A selling security holder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor are the selling security holders obligated to sell all or any portion of the shares at any time. Therefore, no assurance can be given by Contracted Services as to the number of shares of common stock that will be sold pursuant to this prospectus or the number of shares that will be owned by the selling security holders upon termination of the offering.

All of the selling security holders named in this prospectus are residents of the United States. They are offering for sale a total of 1,355,000 shares of common stock of the Company.  Each shareholder other than our officers John and Susan Corn acquired his/her shares by executing a subscription agreement and payment for their shares to the Company by check.

The following table provides, as of the date of this prospectus, information regarding the beneficial ownership of our common stock held by each of the selling security holders, including:

●

The number of shares owned by each prior to this offering

●

The total number of shares that are to be offered for each;

●

The total number of shares that will be owned by each upon completion of the offering; and

●

The percentage owned by each upon completion of the offering.

To the best of our knowledge, the named parties in the table beneficially own and have sole voting and dispositive rights over all of their shares. We have based the percentage owned by each on our 1,355,000 shares of common stock outstanding as of the date of this prospectus. Of the 1,355,000 shares offered for sale (being 100% of our issued shares) 1,250,000 (representing 93% of our issued shares) are offered by the Company’s two officers and directors and a further 32,500 (being 2.42 % of our issued shares) are being offered by members of the immediate family of our two officers and directors for which such officers and directors disclaim beneficial ownership:

	Common Stock Beneficially Owned Prior to Offering (1)		Common Stock Offered Hereby	Common Stock Beneficially Owned Following the Offering		Position, office or other material relationship to the Company (if any) within last three years
Name of Shareholder	No. of Shares	Percent	No. of Shares	No. of Shares	Percent
John L. Corn	625,000		625,000	625,000		President/Director, Husband of Susan E. Corn
Susan E. Corn	625,000		625,000	625,000		Secretary/Director Wife of John L Corn

William L. Corn	2,500	2,500	2,500		Brother of President
MSC Consulting	2,500	2,500	2,500		Martha S. Corn is the beneficial owner and an in-law of our President John Corn.
Elizabeth Corn	2,500	2,500	2,500		Sister-in Law of President
John J. Corn	2,500	2,500	2,500		Brother-in-Law of President
Andrew L. Corn	2,500	2,500	2,500		Brother of President
Patricia Corn	2,500	2,500	2,500		Wife of Andrew, Brother of President
John W. Corn	2,500	2,500	2,500		Father of President
Carol L. Corn	2,500	2,500	2,500		Mother of President
Beth Golden	2,500	2,500	2,500		Sister of Susan Corn, Treasurer/Director
Wayne Golden	2,500	2,500	2,500
Virginia Sanderson	2,500	2,500	2,500		Mother of Susan Corn
Walter Sanderson	2,500	2,500	2,500		Father of Susan Corn
Jay Sanderson	2,500	2,500	2,500		Brother of Susan Corn
Curt Steinbach	2,500	2,500	2,500		Director
Lisa Steinbach	2,500	2,500	2,500		Wife of Curt Steinbach Director
Malcolm Driver	2,500	2,500	2,500
Belinda Driver	2,500	2,500	2,500
William Cocker	2,500	2,500	2,500
Gary Gums	2,500	2,500	2,500
Karen Gums	2,500	2,500	2,500
Ana Gerena	2,500	2,500	2,500
Keith Wood	2,500	2,500	2,500
April Wood	2,500	2,500	2,500
Sarah Wood	2,500	2,500	2,500
Billy Wood	2,500	2,500	2,500
Melinda Steffny	2,500	2,500	2,500
John Glonek	2,500	2,500	2,500
Teresa Glonek	2,500	2,500	2,500
David Alexander	2,500	2,500	2,500
Rand Mosteller	2,500	2,500	2,500
Joe Lochiel	2,500	2,500	2,500
Angela Rohr	2,500	2,500	2,500
John Rockenbacher	2,500	2,500	2,500
Terri Garrett	2,500	2,500	2,500
Patrick Garrett	2,500	2,500	2,500
Mary Ware	2,500	2,500	2,500
Paul Ware	2,500	2,500	2,500
James Garrett	2,500	2,500	2,500
Kathy Ouzts	2,500	2,500	2,500
Steve Ouzts	2,500	2,500	2,500
Wayne Ackett	2,500	2,500	2,500
Jennifer Ackett	2,500	2,500	2,500
Total			1,355,000	100.00%

The above table has given retroactive effect to the changes in our capital structure regarding shares of our common stock issued.

BUSINESS DESCRIPTION

Corporate Organization and History Within Last Five years

The Company was incorporated under the laws of the State of Florida on June 30, 2000 under the name Contracted Services, Inc. The Company does not have any subsidiaries however we do have one related company IDocuBox.  Idocubox owns the rights to and manufacturers a product that it sells on a wholesale basis only.  CSI is the primary dealer for the Idocubox product which is a computer device for medical offices.

We have not been involved in any bankruptcy, receivership or similar proceedings since inception nor have we been party to a reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business. We do not foresee any circumstances that would cause us to alter our current business plan within the next twelve months.  In the event we do not raise additional capital through private sources the company will seek other financing arrangements.

Business Development Since Inception

We put $5,000 in initial seed capital in the company after our incorporation on June 30, 2000 in order to begin operations and implement our business plan.

In July of 2000 we began to market our commercial lawn mowing services as well as offering our business consulting services in computer maintenance/repair. Our computer services initially targeted small business users such as law firms, accounting practices and medical offices.  Our computer maintenance/repair services include hardware repair/replacement; software additions/solutions; system relocation within a building and to new locations.  Our business consulting services also include the design of specialized equipment and system review and correction to determine human resource needs as well as equipment needs.

Our current customers for our computer services are serviced on a month to month basis.  These customers utilize our services in setting up their computers, providing networking where applicable and our maintaining their systems.  In the event a customer experiences a problem, we dispatch a technician to determine the problem and correct the problem immediately.  When a customer requests us to supply hardware or software we determine the specific need and then order the necessary product to the specific needs of the customer.  We do not maintain an inventory of parts and equipment since our suppliers offer same day shipping.

In order to provide the appropriate consultants for each individual project we undertake, we utilize qualified personnel from a Professional Employee Leasing Company, Human Resources, Inc.  The cost of our utilizing Human Resources, Inc. for our employee needs is one percent (1%) of our monthly payroll.  This allows us to get the right person for the job as well as eliminate the need for an employee in-house to take care of payroll and the activities associated with maintaining payroll.

In March 2004 we expanded our services further to include bidding on State of Florida highway law mowing.  We have executed work previously for the State of Florida however we do not have any contracts at this time.  We have put in a proposal for work with the state but we will not receive word of any possible contract until the fourth quarter of 2006.

Due to our length of time in business our only method of advertising is our website.  Referrals from existing customers have provided sufficient leads to generate our current revenue.  When we secure additional funds we will use a direct mailer to physicians, accountants and attorneys to gain additional clients.  We have also inquired about advertising in the Florida Bar Journal as well as in local physician publications and accountant organizations.

We have targeted more of our service offerings in the computer maintenance and repair activities due to the fact that most professional offices utilize technology to support their businesses.  We believe that our President John Corn is skilled in hardware and software repair and maintenance as well as the development of specific software programs for utilization in the fields of law, medicine and accounting.  It is this skill that we believe allows us to have a specific target market for our services.

DESCRIPTION OF OUR PROPERTY

We rent small office space of 300 square feet located on a high traffic artery in St. Petersburg.  We rent on a month to month basis with all utilities included. All of the office equipment and supplies are owned by our company.  We own one (1) ford F350 truck and one (1) Ford tractor for pulling our lawn mowing equipment.  We have one (1) Hustler zero turn mower with trailer so we can travel to any location for our mowing jobs.

We have a computer server that we do all of our software programs on.  Additionally we have laptop computers that are used for site visits to diagnose problems a client may be experiencing.

Competitive Factors

The mowing industry is highly fragmented. We are competing with many other commercial lawn mowing companies looking for large commercial jobs as well as state contracted work. We are among the smallest mowing companies in existence and are an infinitely small participant in the state subcontract mowing business which is the cornerstone of the large contract mowing projects in the industry. While we generally compete with other mowing companies for mowing contracts, there is no competition with these same people for the other business services that we provide. Readily available markets exist for the business service consultation that we offer.

Regulations

Our commercial mowing program is subject to the requirements for the appropriate insurances set forth in a request for quote from the State of Florida. This sets forth the rules for the mowing contract, claims, working claims and reporting work performed. We are also subject to local and county regulations regarding our business licenses, insurance, workers compensation insurance and any other specifics required by the proposed contract. We must comply with these government laws in order to operate our business. Complying with these rules will not adversely affect our operations. We comply with all the requirements when we make a proposal for our mowing work.

We are obliged to adhere to any environmental regulations promulgated by the State of Florida. It is reasonable to expect that compliance with environmental regulations will increase our costs. Such compliance may include costs associated with minimizing surface impact; water treatment and protection; reclamation activities, including rehabilitation of various sites; on-going efforts at alleviating the impact on wildlife; and permits or bonds as may be required to ensure our compliance with applicable regulations. It is possible that these costs and delays associated with such compliance could become so prohibitive that we may decide to not proceed with proposals for work from the State of Florida.

Employees

We use the services of a Professional Employee Leasing Company, Human Resources, Inc. for manual labor on our lawn mowing and also for qualified technical personnel for our computer consulting and business professionals for our business consulting. Our President, a self-taught engineer, manages the day to day operations. At present, we have no employees other than our President and although each of our officers and directors devotes a portion of his time to the affairs of the Company, none is deemed to be an employee. None of our officers and directors has an employment agreement with us. We presently do not have pension, health, annuity, insurance, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to any employee.

As indicated above we will hire personnel through an employee leasing company on an as needed basis to reduce our costs of personnel. We do not intend to initiate negotiations or hire anyone until we are nearing the time of commencement of our planned expansion activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

This section of our prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.  All financial disclosure has been adjusted to reflect changes in our capital structure regarding shares of our common stock issued.

We are an operation company that is seeking to expand its operations. We have an operating history and have generated revenues from our activities that have produced both net incomes and losses. We have yet to undertake any expansion activity. As our company is considered to be in the early stages of business and there is no reasonable likelihood that increased revenues can be derived from our expansion in the foreseeable future, we consider that our operations will require us to retain management personnel that can lead the company in its expansion.

Our Board believes there is substantial doubt that we can expand our business during the next twelve months unless we obtain additional capital to pay for our expansion. This is because we have not generated sufficient profits to cover our expansion. Accordingly, we must raise cash from sources other than our operations. Our only other source for cash at this time is investment by others in the Company. We must raise cash to implement our planned expansion.

Since our business activity is related to many different services that we offer, it is the opinion of management that the most meaningful financial information relates primarily to current liquidity and solvency. As at September 30, 2006, we had working capital of $19,338. Despite the commitment of our officers and directors to advance us up to $25,000 during the next twelve months, unless we raise additional funds, we will be faced with a further working capital deficiency by no later than the end of the next twelve months. Our future financial success will be dependent on the success of our expansion. Such expansion may take years to complete and future cash flows, if any, are impossible to predict at this time. The realization value from any expansion which may be done by us is largely dependent on factors beyond our control such as the market for our services, the number of available new customers and sufficient personnel available to perform work that we obtain.

We recognize that additional capital will be required during the next twelve months. Should we be unable to raise additional capital from other sources, our directors and officers have committed to advance the company up to $25,000 to enable the Company to meet its cash needs over the coming year.

We have equipment to sell, Company owned and not held for resale, however such sale of our capital assets would hurt our ability to perform operations. We are going to buy equipment during the next twelve months. We do not know the extent of the equipment need until we have located additional customers for any of our services.

Operating History; Need for Additional Capital

There is limited historical financial information about us upon which to base an evaluation of our performance as an operating corporation. We have generated both profits and losses and it is this inconsistency that makes an evaluation of our performance difficult. Further, we offer services in so many different areas that we may not be able to manage all of the various services profitably. We cannot guarantee we will be successful in our expansion activities. Our business is subject to risks inherent in the establishment of an expanding business enterprise, including limited capital resources, possible delays in the generation of revenues from expending additional capital, and possible cost overruns due to price and cost increases in services.

To become profitable and competitive, we must invest into the expansion of our business before we start hiring a management team. We must obtain equity or debt financing to provide the capital required to fully implement our expansion program. We have no assurance that financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to commence, continue, develop or expand. Even if available, equity financing could result in dilution to existing shareholders.

Results of Operations - Nine months ended September 30, 2006.

Our financial statements contained herein have been prepared on a Generally Accepted Accounting Principles basis. We incurred a net loss for the nine month period ended September 30, 2006, of ($1,257).   Our loss from operations was ($13,281) which was reduced by a gain of $12,310 from the sale of assets.  The asset sold was mowing equipment that the company determined was not producing sufficient revenue relative to the cost of the equipment.  The equipment was therefore sold to generate the additional cash and relieve the company of maintaining equipment that was not being utilized.  Our income (loss) before income taxes was ($971) and when added to our provision for income taxes of $286 shows our loss of ($1,257).

Our cash flow for the nine month period ended September 30, 2006 showed a net decrease in cash of ($3,748).  We attribute the majority of the cash decrease to an increase in our accounts receivable of over $29,416.  Our increase in accounts receivable is directly related to the fact that we bill for our services and recognize our revenue immediately upon billing and not upon collection of payment.  Our financing activities on Notes Payable of $10,459 and our AAA Distributions of $2,000 constituted our only financing payments during the period ended September 30, 2006.

Our revenues for the nine month period ended September 30, 2006 decreased approximately $18,728 or approximately 13% from the same period ended September 30, 2005.  We attribute this decrease to our President devoting more of his time to this registration statement and less on sales of our services.  Our expenses during this period have decreased approximately $28,043 or approximately 16% from the same period in 2005.  We have had major decreases in our employee leasing costs and mowing expenses and telephone costs.  We believe our revenues by December 31, 2006 will come close to our revenues in 2005 with a decrease in our expenses thereby generating a net income exclusive of our gain on the sale of assets.  A comparison of our balance sheet and income statement for the period ending September 30, 2006 as compared to the same period in 2005 have been previously disclosed in this Prospectus.

We have paid for all expenses for this offering as they have come due.

Results of Operations – December 31, 2005

During the first quarter of the Company’s 2005 year, Management and the Board decided to implement actions previously discussed and considered in 2004 - 2005 in order to further facilitate the Company’s growth and expansion. The Company decided to undertake the activity of providing ancillary computer maintenance/repair services to clients in order to provide additional cash flows. During the fourth quarter of 2005, the Company’s management and Board discussed and decided that, while the expansion of its business into additional lines provided the benefits of diversification and support along with additional revenue streams, it was still not providing sufficient cash flows to facilitate the Company’s principal objective of growth. Accordingly, the Company’s Board and management decided to undertake the filing of an SB-2 Registration Statement with the Securities and Exchange Commission with the intent of registering the Company’s shares of common stock. By registering the existing shares and becoming a fully reporting company, management felt the company could seek to become an OTCBB company.  By raising funds through a private offering management believes that investors would have an appropriate exit strategy.  The Board of Directors decided that the company would pursue the sale of shares to family and friends to be registered in a registration statement.  The sale of these shares would rely on the exemption provided by the Securities Act of 1933 Section 4(2).

The Company’s operations during the year ended December 31, 2005 reflected the results of the above planning and actions. Revenue consisted of $163,782. This revenue less operating expenses of $218,348 resulted in net loss from operations of ($54,566).  The company realized a gain on the sale of assets of $71,910.82 offsetting the net income loss and providing for a net income of $17,345 or $0.02 per share.

The major use of cash was for the cost of goods sold; employee leasing; professional fees, mowing expenses and telephone expenses. This outlay was financed principally by the proceeds from the sale of assets. For the year ended December 31, 2005 year, the above activities resulted in a net increase in cash and cash equivalents of $13,247 and a balance of $19,575 of cash and cash equivalents at December 31, 2005.

At December 31, 2005, the Company had fixed assets of $103,766, accumulated depreciation of $59,714 for net fixed assets of $44,052 on its balance sheet. There was an addition amount of paid-in-capital of $750.00 at December 31, 2005.

In summary, the Board and management believe the Company’s expansion in its shareholder base and its growth into related supporting additional services and revenue streams have strengthened and diversified the Company. Management and the Board also believe the decision to file an SB-2 Registration Statement will provide the Company with the ability to raise additional funds through a private placement, providing potential liquidity for investors by having our stock quoted on the OTCBB.

Results of Operations for the Year Ended December 31, 2004

During the first half of the Company’s 2004 year, Management and the Board decided to implement actions previously discussed and considered in 2003 in order to facilitate the Company’s growth and expansion. Accordingly, the Company has decided to attempt expansion in the commercial lawn mowing arena.

The Company’s operations during 2004 reflected the beginning of the results of the above planning and actions. Revenue was $320,623. This revenue, less operating expenses of $308,668, resulted in net income from operations of $11,956 or $0.02 per share.

Major uses of cash were as follows: cost of goods sold and employee leasing.  For the 2004 year, the company realized a net increase in cash and cash equivalents of $1,482 and a year end balance of $6,328 of cash and cash equivalents at December 31, 2004.

We do not foresee any circumstances or events that will have an adverse impact on our operations. We do anticipate an increase in our business based on our current business plan and the activities of our officers and directors. Thus, we expect to satisfy our current cash requirements indefinitely. However, we will need additional cash to implement the expansion strategy contained in our business plan, which includes expanding the business development/consulting services.

Trends

We are in the pre-expansion stage, we have not generated any additional revenue we can attribute to our plans for expansion and we see none in the foreseeable future. We are unaware of any known trends, events or uncertainties that have had, or are reasonably likely to have, a material impact on our business or income, either in the long term of short term.

Critical Accounting Policies

Our discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments.  We have presented our financials to give retroactive effect to changes in our capital structure.

The going concern basis of presentation assumes we will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business.  The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Our intended expansion activities are dependent upon our ability to obtain financing in the form of debt and/or equity and ultimately to generate future profitable operational activity or income from its investments. We may look to secure additional funds through future debt or equity financings. Such financings may not be available or may not be available on reasonable terms.

MANAGEMENT

Officers and Directors

Each of our Directors serves until his successor is elected and qualified. Each of our officers is elected by the Board of Directors to a term of one (1) year and serves until his successor is duly elected and qualified, or until he is removed from office. The Board of Directors has no nominating or compensation committees.

The name, address, age and position of our officers and directors is set forth below:

Name and Address	Position(s)	Age
John L. Corn 13796 Tern Lane Clearwater, FL 33762	Chief Financial Officer, President and Director (1)	42
Susan E. Corn 13796 Tern Lane Clearwater, FL 33762	Secretary and Director (2)	44
Beth Golden 15955 Waterline Rd. Bradenton, FL 34212	Treasurer/Director (2)	46
(1) John L. Corn was appointed President and a Director on July 1, 2000. This is the first position he has held in a fully reporting company.

(2)  Susan E. Corn was appointed Secretary and a Director on July 1, 2000 and Beth Golden was appointed Treasurer and a Director on July 1, 2000. This is the first position they have held in a fully reporting company.

Background of Officers and Directors

JOHN L. CORN has applied the 20 years of diverse technology experience to form what is now Contracted Services, Inc. In 1986 Mr. Corn was a commercial pilot where he began to learn about business to business services. Mr. Corn started his first business of delivering lost baggage for airlines. Mr. Corn experimented with the first commercial Real Estate MLS through the use of Bulletin Board Systems on PCs using high-speed modems. Mr. Corn was also responsible for the first published Southeastern Sport Flyer, a tabloid style paper for sport pilots.

Novell, DOS and Unix systems were leading networks at the time. Friends in technology businesses dealing with Telex machines asked Mr. Corn to help bring them into the world of PCs. Mr. Corn was programming Telex machines for these businesses while in the background he was finding a way to apply the communications of Telex to a PC.

With a basic knowledge of Novell systems Mr. Corn started Computronic Systems, Inc. and was contracted by Household Mortgage in Tampa to help with the networks. Based in Chicago, Household Mortgage began using Mr. Corn’s company regularly as a Florida based IT support team. This soon spread to other companies such as Huntington Mortgage, Vista Card International, and a handful of other financial organizations.

In 1992 John Corn was asked to design an automated mortgage computer system for a start up company known as Transland Financial, a mortgage lender backed by Crown Bank in Orlando, FL. With Novell as a backbone mortgage brokers were able to send and receive mortgage applications via laptop computer to Transland Financial where in turn they were automatically underwritten, approved or disapproved and returned within 15 minutes. This system was used for several years when Crown Bank took over and used it for their own. Years later Mr. Corn moved on to a contract by CompUSA to design a corporate IT service department capable of bringing CompUSA across from retail only into business to business support. As the contract ended John began a new business named Ontec, Inc. with a focus on small business computers and onsite services.

Mr. Corn decided to move into the corporate world of computer project management with Aegon and Sykes. Sykes hired Mr. Corn to inventory the 225,000 computers of General Electric. Soon after the completion of the inventory Mr. Corn was asked to manage the projects of updating those same 225,000 systems. Unhappy with the amount of travel Mr. Corn moved on to Westinghouse Remediation Services later known as WRS Remediation as IT Director. Mr. Corn stayed with WRS until July of 2000.

Contracted Services, Inc. is the product of John Corn applying the knowledge and experience of corporate IT management to the onsite services business. With one of the first businesses to guarantee an annual cost cap via monthly services without a signed contract, Contracted Services has excelled in the Tampa Bay region. Doing business as Secom, this business quickly became the model for other computer businesses wanting the stability of planned income. Secom was sold in 2005 as an asset of Contracted Services, Inc.

SUSAN E. CORN is our Secretary and our office manager. With a Bachelor of Science in Business Administration from Christian Brothers College, Susan brings strong office organization and management skills into our company. Her banking background plus 15 years of team management in the medical industry has allowed her to keep our business office running smooth.

Susan began her career in the banking industry. Working at an established bank, Bank of Florida, she managed the back office functions including; running proofs, ATM Administration, IRA Administration, and Accounting. Later, with 10 years tenure Susan would prove instrumental in a startup bank, Countryside Bankers. At this bank she was responsible for the Customer Service aspect of the office. Responsibilities included the training of representatives, telephone banking, and setup of procedures. She worked closely with software representatives in the setup of banking computer systems and programs.

In 1990, Susan was appointed to be the Office Manager for Allergy Associates, a busy medical office in central St. Petersburg. Her 16 year career with the company has allowed her to learn every aspect of running a corporation. She is solely responsible for the management of the office. Her Staff Management duties include hiring, training, and day to day administration of human resources. She is also responsible for marketing and the presentation of the office to the public.

BETH GOLDEN shows her organizational skills as our treasurer. She has over 20 years of management experience in the banking industry. Ms. Golden graduated from Memphis State University with a major in Business Administration.

Ms. Golden started her career with Goldome Banking as an administrative assistant in the lending department. She oversaw the processing of loans and worked with the customers to facilitate the loan process. She was then promoted to the position of loan processor and was responsible for all of the paperwork involved with the loan process.

Ms. Golden soon moved to California Federal Bank as a branch manager. She was responsible for the day to day operation of the branch. Responsibilities included; hiring and training of staff, profit and loss management of the branch, ordering and processing deposits for the bank, and security management.

Ms. Golden was offered a position by Barnett Bank as the manager of a much larger branch moved from California Federal to Barnett. Responsibilities not only included the day to day operation of that branch but also required the solicitation of large deposit customers for the branch. Ms. Golden proved her skills as quotas for loans and deposits were met every month.

Since leaving the banking industry, Ms. Golden added the skills of opening and developing and a new medical office for an optometrist. She opened the office from scratch including acquisition of facilities, decorating, purchasing equipment, hiring staff, and implementing office procedures. Ms. Golden is involved in the contract negotiations with major insurance companies as well as generated a pricing structure for the office. She presently oversees the daily operation of this office.

None of our officers and directors other than our President John L. Corn, works full time for our company. John L. Corn spends approximately 160 hours a month on company matters including sales and service. With recent work on this Registration Statement and because the Company intends to seek a quotation on the OTCBB in the near future Mr. Corn’s time on Company affairs is expected to continue at this pace for the foreseeable future. As Secretary, Susan Corn spends approximately 16 hours per month on corporate matters. It is anticipated Ms. Corn will spend more time on Contracted Services’ business, when we undertake our expansion.  Ms. Golden also spends approximately 16 hours per month on corporate matters.  It is anticipated Ms. Golden will spend more time on Contracted Services’ business, when we undertake our expansion.

None of our directors is an officer or director of a company registered under the Securities and Exchange Act of 1934.

Board of Directors Audit Committee

We do not have an audit committee that is comprised of any independent director. As a company with less than $500,000 in revenue we rely on our President John L. Corn for our audit committee financial expert as defined in Item 401(e) of Regulation S-B promulgated under the Securities Act. Our Board of Directors acts as our audit committee. The Board has determined that the relationship of Mr. Corn as both our company President and our audit committee financial expert is not detrimental to the Company. Mr. Corn has a complete understanding of GAAP and financial statements; the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves in a fair and impartial manner; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to or exceed the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities; an understanding of internal control over financial reporting; and an understanding of audit committee functions. Mr. Corn has gained this expertise through his experience as a business owner with over twenty years experience and his supervision of persons performing similar functions. He has specific experience coordinating with our financial information with public accountants with respect to the preparation, auditing or evaluation of financial statements.

Conflicts of Interest

Apart from John L. Corn, who is our President and one of our Directors, he is also an officer of a related company IDocuBox.  Our Treasurer Beth Golden is the spouse of Wayne Golden who owns stock in our company personally as well as his business Golden Family Eye Care.  None of our other officers and directors is a director or officer of any other company involved in a related company. However there can be no assurance such involvement will not occur in the future.

To ensure that potential conflicts of interest are avoided, and to comply with the requirements of the Sarbanes Oxley Act of 2002, the Board of Directors adopted, on March 26, 2006, a Code of Business Conduct and Ethics. Contracted Services Code of Business Conduct and Ethics embodies our commitment to such ethical principles and sets forth the responsibilities of Contracted services and its officers and directors to its shareholders, employees, customers, lenders and other stakeholders. Our Code of Business Conduct and Ethics addresses general business ethical principles and other relevant issues.

Significant Employees

We have one paid employee, our President John L. Corn. Mr. Corn is paid as an employee through the Professional Leasing Company utilized by Contracted services, Inc.

Family Relationships

Our familial relationships have been fully disclosed in our selling security holders section in detail.

Involvement in Certain Legal Proceedings

To the knowledge of the Company, during the past five years, none of our directors or executive officers:

(1)

has filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by the court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filings;

(2)

was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)

was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(a)

acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(b)

engaging in any type of business practice; or

(c)

engaging in any activities in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4)

was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activities;

(5)

was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated.

(6)

was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

EXECUTIVE COMPENSATION

We have not paid any executive compensation during the years since inception except as noted from the following summary:

Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and principal position	Year	Salary ($)	Bonus ($)	Other Annual Compensation($)	Restricted Stock Award(s)($)	Securities Under-lying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation($) (1)
John L. Corn (1), President, Chairman of the Board of Directors	2004	-0-	-0-	-0-	-0-	-0-	-0-	142,411.80
	2005	-0-	-0-	-0-	-0-	-0-	-0-	87,761.94
	2006 YTD	-0-	-0-	-0-	-0-	-0-	-0-	25,760.00 YTD
Susan E. Corn, Secretary, Director	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2006 YTD	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Beth Golden, Treasurer, Director	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2006 YTD	-0-	-0-	-0-	-0-	-0-	-0-	-0-
(1) “All other compensation” represents amounts paid to Mr. Corn through, Human Resources, Inc. the professional employee leasing company utilized by CSI.

Compensation of Directors and Officers

We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Indemnification

Florida Statutes provide that Articles of Incorporation can contain provisions which eliminate or limit the personal liability of our officers and directors and even stockholders for damages for breach of fiduciary duty, but a corporation cannot eliminate or limit a director’s or officer’s liability for acts or failure to act which are based on intentional misconduct, fraud, or a willful violation of law. Our Articles of Incorporation due not provide that a director or officer is not personally liable to us or our shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Florida Statures.

Our By-laws Article XIV Section 4 provide that we will indemnify our officers and directors to the fullest extent permitted by the Florida Statutes, provided the officer or director acts in good faith and in a manner which he or she reasonably believes to be in or not opposed to Contracted Services, Inc.’s best interest, and with respect to any criminal matter, had no reasonable cause to believe that his or her conduct was unlawful. Our By-laws also provide that, to the fullest extent permitted by Florida Statutes, we will pay the expenses of our officers and directors incurred in defending a civil or criminal action, suit or proceeding, as they are incurred and in advance of the final disposition of the matter, upon receipt of an undertaking acceptable to the Board of Directors for the repayment of such advances if it is ultimately determined by a court of competent jurisdiction that the officer or director is not entitled to be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934 or the Rules and Regulations of the Securities and Exchange Commission thereunder may be permitted under said indemnification provisions of the law, or otherwise, Contracted Services, Inc. has been advised that, in the opinion of the Securities and Exchange Commission, any such indemnification is against public policy and is, therefore, unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as at June 30, 2006, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The shareholder listed below has direct ownership of his/her shares and possesses sole voting and dispositive power with respect to the shares.

Title or Class	Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership (2)	Percent of Class
Common Stock	John L. Corn	625,000	46.13%
Common Stock	Susan E. Corn	625,000	46.13%
Common Stock	Beth Golden	2,500	00.18%
Common Stock	Directors and Officers as a Group (3 persons)	1,252,500	92.44%
(1) Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2)  Under Rule 13-d of the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the person having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of our officers or directors has options, warrants, rights or conversion privileges outstanding.

Future Sales by Existing Shareholders

As of June 30, 2006 there are a total of 1,355,000 shares of our common stock issued and outstanding. Of these, all 1,355,000 shares, being 100% of our issued shares, are ‘restricted shares’ as defined in Rule 144 of the Securities Act of 1933. Under this prospectus, we are qualifying for trading 1,355,000 restricted shares, being 100% of our issued shares.

Under Rule 144, restricted shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition.

Contracted Services, Inc. does not have any securities that are convertible into common stock. We have not registered any shares for sale by security holders under the Securities Act other than as disclosed in this prospectus.

DESCRIPTION OF SECURITIES

Our authorized capital consists of 75,000,000 shares of common stock, par value $0.01 per share, of which 1,355,000 shares are presently issued and outstanding.

The holders of our common stock are entitled to receive dividends as may be declared by our Board of Directors; are entitled to share ratably in all of our assets available for distribution upon winding up of the affairs our Company; and are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all Meetings of the shareholders.

The shareholders are not entitled to preference as to dividends or interest; preemptive rights to purchase in new issues of shares; preference upon liquidation; or any other special rights or preferences.

Non-Cumulative Voting.

The holders of our shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of Directors, can elect all of the Directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our Directors.

Dividend Policy

As of the date of this prospectus we have not paid any cash dividends to stockholders. The declaration of any future cash dividends will be at the discretion of the Board of Directors and will depend on our earnings, if any, capital requirements and financial position, general economic conditions and other pertinent conditions. It is our present intention not to pay any cash dividends in the near future.

Transfer Agent

We have engaged the services of Island Stock Transfer Inc., 100 2nd Avenue South, Suite 300N, St. Petersburg, Florida, 33701, to act as transfer agent and registrar.

MARKET FOR COMMON SHARES & RELATED STOCKHOLDERS MATTERS

Market Information

At the present time, there is no established market price for our shares.

There are no shares have been offered pursuant to or underlying an employee benefit plan. There are no shares of common stock that are subject to outstanding options, warrants or securities convertible into common equity of our Company.

The number of shares subject to Rule 144 is 1,355,000. Share certificates representing these shares have been appropriately legended.

Holders

Including its two officers and directors, Contracted Services, Inc. has 43 shareholders as at the date of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

LEGAL PROCEEDINGS

 We are not a party to any pending litigation and none is contemplated or threatened.

EXPERTS

Our financial statements included in this prospectus have been audited by Randall N. Drake, C.P.A., independent certified public accountant, whose reports thereon appear elsewhere herein and in the registration statement.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On January 15, 2006, we engaged Randall N. Drake, C.P.A., ("Drake ") as our independent auditor. He is our first auditor and we have had no disagreements with Drake on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, in connection with its reports.

LEGAL MATTERS

The validity of the shares of common stock offered by the selling security holders will be passed on by Diane J. Harrison, Esq., of Harrison Law, P.A., 6860 Gulfport Blvd. South, PMB 162, South Pasadena, Florida 33707.

FURTHER INFORMATION

Contracted Services, Inc. will be subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, or information statements and other information with the Securities and Exchange Commission. Such reports, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street N. E., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s web site is http://www.sec.gov.

Contracted Services, Inc. has filed with the Commission a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock being offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Contracted Services, Inc. and the common stock offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the Commission. In addition, the registration statement may be accessed at the Commission’s web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

FINANCIAL STATEMENTS

Our fiscal year end is December 31. We will provide audited financial statements to our stockholders on an annual basis; the financial statements will be audited by Randall N. Drake, C.P.A. as our Independent Accountants.

Our reviewed financial statements for the period ending September 30, 2006 and our audited financial statements for the periods ended December 31, 2005 and December 31, 2004 immediately follow:

Randall N. Drake, C.P.A., P.A.
1981 Promenade Way
Clearwater, Florida 33760
Phone: (727) 536-4863

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Stockholders of Contracted Services, Inc.

 We have reviewed the accompanying balance sheet of Contracted Services, Inc. as of September 30, 2006 and the related statements of operations, stockholders’ equity, and cash flows for the nine months ended September 30, 2006.  These financial statements are the responsibility of the company’s management.

 We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/Randall N. Drake, CPA, PA
Randall N. Drake, CPA, PA
Clearwater, Florida

December 5, 2006

CONTRACTED SERVICES, INC.

BALANCE SHEET

As of September 30, 2006 and 2005

	Sep 30, 06	Sep 30, 05
ASSETS
Current Assets:
Cash and Cash Equivalents	15,827.85	37,636.59
Accounts Receivable	1,617.09	7,443.35
Loans to Shareholder	30,573.62	(1,938.94)
Total Current Assets	48,018.56	43,141.00
Fixed Assets
Computer Equipment	2,365.00	2,365.00
Mowing Equipment	19,112.98	27,420.68
Vehicles	31,115.88	73,981.16
Accumulated Depreciation	(15,574.85)	(52,367.36)
Total Fixed Assets	37,019.01	51,399.48

Other Assets
Note Receivable - Idocubox	12,500.00	20,000.00
Total Other Assets	12,500.00	20,000.00
TOTAL ASSETS	97,537.57	114,540.48
LIABILITIES & EQUITY
Current Liabilities
Accounts Payable	20,418.38	1,756.22
Sales Tax Payable	975.70	(945.77)
Provision for Income Taxes	286.00	0.00
Notes Payable – Current Portion	7,000.00	10,000.00
Total Current Liabilities	28,680.08	10,810.45
Long Term Liabilities
Notes Payable Long Term	32,500.07	31,871.88
Total Long Term Liabilities	32,500.07	31,871.88
Total Liabilities	61,180.15	42,682.33
Stockholders' Equity
Common Stock	13,550.00	12,500.00
Paid-In-Capital	26,069.67	(4,530.00)
Stock Subscription Receivable	(5.00)	0.00
Retained Earnings	(2,000.00)	14,572.51
Net Income	(1,257.25)	49,315.64
Total Equity	36,357.42	71,858.15
TOTAL LIABILITIES & EQUITY	97,537.57	114,540.48

See accompanying notes and accountant’s report.

CONTRACTED SERVICES, INC.

STATEMENTS OF OPERATIONS

January through September 30, 2006 and 2005

	Sep 30, 06	Sep 30, 05
Income
Sales - Computer Maintenance & Repairs	129,771.50	129,564.40
Sales - Lawn Mowing Services	0.00	18,365.26
Miscellaneous Income	0.00	570.29
Total Income	129,771.50	148,499.95
Operating Expenses
Advertising	3,565.62	183.63
Automobile Expense	5,260.87	3,457.84
Bad Debts	2,499.75	0.00
Bank Fees	512.00	239.06
Contracted Labor	1,115.00	0.00
Cost of Goods	39,075.26	17,886.63
Depreciation Expense	13,891.64	22,000.00
Donations – Charitable	0.00	1,000.00
Dues and Subscriptions	1,304.70	916.16
Employee Leasing	40,320.00	73,201.94
Gifts	0.00	412.89
Insurance	(510.56)	9,352.07
Interest Expense	3,173.75	867.29
Legal and Professional Fees	18,655.00	1,699.00
Materials	3,081.48	606.48
Miscellaneous	0.00	234.43
Mowing Expenses	443.76	13,097.67
Office Supplies	724.96	2,330.89
Penalties	470.17	151.84
Postage and Delivery	1,124.19	849.48
Professional Development	0.00	175.00
Rent	164.80	3,746.85
Repairs	0.00	260.47
Shareholder Distributions	0.00	4,150.00
Software Support	89.85	273.89
Travel & Entertainment	879.67	506.80
Telephone	4,212.68	9,464.06
Utilities	103.00	1,150.76
Total Expense	143,052.59	171,095.13
	(13,281.09)	(22,595.18)

Other Income
Gain on Sale of Assets	12,309.84	71,910.82

Income Before Provision for Income Taxes	(971.25)	49,315.64

Provision for Income Taxes	286.00	0.00

Net Income (Loss)	(1,257.25)	49,315.64
See accompanying notes and accountant’s report.

CONTRACTED SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Nine Month Period Ended September 30, 2006

	Common Stock		Contributed	Stock	Retained
	Shares	Amount	Capital	Sub. Rec.	Earnings	Total
Balances at January 1, 2006	1,250,000	$12,500.00	($3,570.00)		27,767.67	$36,697.67

Net Income (Loss)					(1,257.25)	(1,257.25)
Constructive Distribution – S Corp. Termination			27,767.67		(27,767.67)	0.00

AAA Distribution					(2,000.00)	(2,000.00)

Issuance of Capital Stock	105,000	1,050.00	(1,008.00)	-5.00		$37.00

Contributed Noncash Officers Compensation – Note H			2,880.00			$2,880.00
Balances at September 30, 2006	1,355,000	$13,550.00	$26,069.67	(5.00)	($3,257.25)	$36,357.42

See accompanying notes and accountant’s report.

CONTRACTED SERVICES, INC.
STATEMENT OF CASH FLOWS COMPARISON
For The Nine Month Period Ended September 30, 2006 and 2005

	Sep-06	Sep-05
OPERATING ACTIVITIES:
Net Income (Loss)	(1,257.25)	49,315.64
Adjustments to reconcile Net Income (Loss)
to net cash provided by operations:
Depreciation	13,891.64	22,000.00
Gain on Sale of Assets	(12,309.84)	(71,910.82)
Noncash Officers Compensation	2,880.00	2,880.00
(Increase) Decrease in:
Accounts Receivable	(29,416.77)	6,069.64
Increase (Decrease) in:
Accounts Payable	12,346.22	(2,369.12)
Sales Tax Payable	864.33	(1,032.66)
Provision for Income Taxes	286.00	0.00
	(12,715.67)	4,952.68
INVESTING ACTIVITIES:
Purchase of Fixed Assets	0.00	(42,083.57)
Proceeeds from Sale of Assets	15,500.00	110,212.94
Shareholder Loans	(1,610.00)	306.37
Issuance of Notes Receivable	0.00	(20,000.00)
Payments Received on Notes Receivable	7,500.00	0.00
	21,390.00	48,435.74
FINANCING ACTIVITIES:
Issuance of Capital Stock	37.00	250.00
Payments on Notes Payable	(10,459.41)	(22,330.54)
Shareholder AAA Distributions	(2,000.00)	0.00
	(12,422.41)	(22,080.54)
NET CASH INCREASE (DECREASE) FOR THE YEAR	(3,748.08)	31,307.88
BEGINNING CASH	19,575.93	6,328.71
ENDING CASH	15,827.85	37,636.59

SUPPLEMENTAL DISCLOSURE:
Interest Expense	$3,173.75	$867.29
Income Tax	$0.00	$0.00

Noncash Investing & Financing Activities:
Cost of fixed asset trade-in	$54,863.29	$0.00
Accumulated depreciation on fixed asset trade-in	$33,795.79	$0.00
Note Payable Proceeds from trade-in	$40,586.86	$0.00
Note Payable Paid off from trade-in	$30,538.48	$0.00
Stock Subscription Receivable	$5.00	$0.00
Noncash Officers Compensation	$2,880.00	$2,880.00

See accompanying notes and accountant’s report.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2006

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated June 30, 2000 in the State of Florida.  The Company is a computer consulting company and a commercial lawn maintenance company and is located in St. Petersburg, Florida.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents.

Fixed Assets

Property and equipment are stated at cost.  Depreciation is computed using accelerated methods over the estimated useful lives of the assets, ranging from five to seven years.  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the corporation to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue by providing services in the field of computer consulting and commercial lawn maintenance.  The Company recognizes its revenue when consulting services and commercial lawn maintenance have been completed and its customers are billed.

Income Taxes

The Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction.  Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income and include their respective shares of the Company's net operating losses in their individual income tax returns. In 2006, the Company will be taxed under Subchapter C of the Internal Revenue Code. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes, if and when applicable, related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting.  Any deferred taxes would represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled.

NOTE C – NOTE RECEIVABLE

The Company has a promissory note receivable from a party related by common ownership, Idocubox, in the amount of $20,000.00 dated September 21, 2005. The note is due on September 21, 2008 and interest is payable annually at a rate of 4.68% on any unpaid balance.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

(Continued)

September 30, 2006

NOTE D – NOTES PAYABLE

The Company has three notes payable to Ford Motor Credit Company. The first note is dated March 19, 2002 in the original amount of $24,036.43 and is payable in monthly installments of $431.34 over five (5) years with a fixed interest rate of 2.9%. This vehicle was sold and the note was paid in its entirety during the year. The note is secured by a 2002 Ford E-250 vehicle. The second note is dated January 16, 2004 in the original amount of $54,863.29 and is payable in monthly installments of $1,009.53 over five (5) years with a fixed interest rate of 3.9%.  The note is secured by a 2004 Ford F-550 vehicle. This vehicle was traded in and the note was paid in its entirety during the year. The third note is dated June 20, 2006 in the original amount of $40,586.86 and is payable in monthly installments of $845.43 over five (5) years with a fixed interest rate of 8.99%.  The note is secured by a 2007 Ford F-350 vehicle.

Scheduled principal maturities of the mortgage over the next five years are as follows:

Year ending December 31,

2007………………………………………………………….$ 7,028.34

2008………………………………………………………….$ 7.686.87

2009………………………………………………………….$ 8,407.11

2010………………………………………………………….$ 9,194.86

2011………………………………………………………….$ 5,521.98

NOTE E – RENT

The Company is leasing storage facilities on a month to month basis.

NOTE F –  EARNINGS PER COMMON SHARE

Earnings (Loss) per common share of ($.00) were calculated based on a net income (loss) numerator of ($1,275.25) divided by a denominator of 1,307,115 shares of outstanding common stock (Average number of shares issued during the period ended September 30, 2006).

NOTE G – FORWARD STOCK SPLIT

On March 24, 2006 the Company’s Board received 42 executed stock subscription agreements for the purchase of stock in the corporation at $1.00 per share.  After the sale of stock there were 542 shares total issued and outstanding.  The Board filed amended and restated articles changing the par value to $0.01 per share resulting in 100 shares of stock for each share previously owned.  This increased the shares issued and outstanding to 54,200 shares total.  On April 28, 2006 the Company further ratified and authorized a 25:1 forward stock split that will result in 1,355,000 issued and outstanding shares. All references in these financial statements to amounts per share and number of shares outstanding have been restated to give effect to this stock split.

NOTE H – OFFICERS COMPENSATION

The Company recognized contributed noncash officers compensation for one of its officers who provides approximately 16 hours of service per month to the Company.

Randall N. Drake, C.P.A., P.A.
1981 Promenade Way
Clearwater, Florida 33760
Phone: (727) 536-4863

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Stockholders of Contracted Services, Inc.

 We have audited the accompanying balance sheet of Contracted Services, Inc. as of December 31, 2005 and the related statements of operations, stockholders’ equity, and cash flows for the period ended December 31, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Contracted Services, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/Randall N. Drake, CPA, PA
Randall N. Drake, CPA, PA
Clearwater, Florida

August 10, 2006

CONTRACTED SERVICES, INC.

BALANCE SHEET

December 31, 2005

ASSETS
Current Assets:
Cash and Cash Equivalents	19,575.93
Accounts Receivable	1,156.85
Loans to Shareholder	7.09
Total Current Assets	20,739.87
Fixed Assets:
Computer Equipment	2,365.00
Mowing Equipment	27,420.68
Vehicles	73,981.16
Less: Accumulated Depreciation	(59,714.41)
Total Fixed Assets	44,052.43

Other Assets:
Note Receivable - Idocubox - Note C	20,000.00
Total Other Assets	20,000.00
TOTAL ASSETS	84,792.30
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	8,072.16
Sales Tax Payable	111.37
Current Portion of Long-Term Liabilities - Note D	14,878.87
Total Current Liabilities	23,062.40

Long-Term Liabilities
Notes Payable - Note D	25,032.33
Total Long-Term Liabilities	25,032.23
TOTAL LIABILITIES	48,094.63
Stockholders' Equity: - Note G
Common Stock, $.01 par value, 75,000,000 shares
authorized, 1,355,000 shares issued and outstanding	12,500.00
Paid-In-Capital	(3,570.00)
Retained Earnings	27,767.67
Total Equity	36,697.67
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	84,792.30

The accompanying notes are an integral part of these financial statements.

CONTRACTED SERVICES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

Revenues
Sales – Computer Maintenance & Repairs	144,403.68
Sales – Lawn Mowing Service	18,365.26
Miscellaneous Income	1,013.83
163,782.77
Operating Expenses:
Advertising	588.63
Automobile Expense	4,576.22
Bank Charges	264.06
Contributions	1,000.00
Cost of Goods Sold	25,373.25
Depreciation	29,347.05
Dues & Subscriptions	1,173.13
Employee Leasing	87,761.94
Insurance	9,352.07
Interest Expense	3,118.75
Legal & Professional Fees	12,155.31
Materials	627.82
Miscellaneous Expense	464.00
Mowing Expenses	13,651.64
Office Expense	4,693.29
Officers Compensation – Note I	3,840.00
Postage	1,192.27
Rent - Note E	3,782.18
Repairs & Maintenance	260.47
Software Support	993.88
Taxes	33.69
Telephone	12,347.25
Travel & Entertainment	565.80
Utilities	1,185.73
218,348.43
Income (Loss) From Operations	(54,565.66)
Other Income
Gain on Sale of Assets - Note F	71,910.82
71,910.82

Income Before Provision for Income Taxes	17,345.16

Provision for Income Taxes
Current Tax Provision	2,602.00
Less: Net effect of S Corporation Status	(2,602.00)
0.00
Net Income (Loss)	17,345.16
Earnings per common share:
Net Income (Loss) per share - Note G	0.01
Pro Forma Net income Tax Per Share as a C Corporation	(0.00)
Pro Forma Net income Per Share as a C Corporation	0.01
The accompanying notes are an integral part of these financial statements.

CONTRACTED SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 2005

	Common Stock		Contributed	Retained
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2005	625,000	$6,250.00	($1,410.00)	14,572.51	$19,412.51

Net Income (Loss)				17,345.16	17,345.16

AAA Distribution				(4,150.00)	(4,150.00)

Issuance of Capital Stock	625,000	6,250.00	(6,000.00)		$250.00

Contributed Noncash Officers Compensation – Note I			3,840.00		$3,840.00
Balances at December 31, 2005	1,250,000	$12,500.00	($3,750.00)	$27,767.67	$36,697.67

The accompanying notes are an integral part of these financial statements.

CONTRACTED SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

OPERATING ACTIVITIES:
Net Income (Loss)	17,345.16
Adjustments to reconcile Net Income (Loss)
to net cash provided by operations:
Depreciation	29,347.05
Gain on Sale of Assets	(71,910.82)
Noncash Officers Compensation	3,840.00
(Increase) Decrease in:
Accounts Receivable	12,356.14
Increase (Decrease) in:
Accounts Payable	3,946.82
Sales Tax Payable	24.48
(5,051.17)
INVESTING ACTIVITIES:
Proceeds from Sale of Assets	110,212.94
Purchase of Fixed Assets	(41,529.60)
Issuance of Notes Receivable	(20,000.00)
Shareholder Loans	(2,193.63)
46,489.71
FINANCING ACTIVITIES:
Issuance of Capital Stock	250.00
Payments on Notes Payable	(24,291.32)
Shareholder AAA Distributions	(4,150.00)
(28,191.32)

NET CASH INCREASE (DECREASE) FOR THE YEAR	13,247.22

BEGINNING CASH	6,328.71
ENDING CASH	19,575.93

SUPPLEMENTAL DISCLOSURE:
Interest Expense	$3,118.75
Income Tax	$0.00

Noncash Investing and Financial Activities
Noncash Officers Compensation	$3,840.00
The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated June 30, 2000 in the State of Florida.  The Company is a computer consulting company and a commercial lawn maintenance company and is located in St. Petersburg, Florida.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents.

Fixed Assets

Property and equipment are stated at cost.  Depreciation is computed using accelerated methods over the estimated useful lives of the assets.  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the corporation to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue by providing services in the field of computer consulting and commercial lawn maintenance.  The Company recognizes its revenue when consulting services  and commercial lawn maintenance have been completed and its customers are billed.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code.  Under those provisions, the Company does not pay federal income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction.  Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income and include their respective shares of the Company's net operating losses in their individual income tax returns.

Reclassifications

Certain reclassifications and corrections were made to the financial statement presentation in order to properly reflect reporting of classifications of cash flows from shareholder loans, notes receivable recognition of noncash officers compensation.

NOTE C – NOTE RECEIVABLE

The Company has a promissory note receivable from a related party by common ownership, Idocubox in the amount of $20,000.00 dated September 21, 2005. The note is due on September 21, 2008 and interest is payable annually at a rate of 4.68% on any unpaid balance.

NOTE D – NOTES PAYABLE

The Company has three notes payable to Ford Motor Credit Company. The first note is dated November 17, 2001 in the original amount of $17,117.87 and is payable in monthly installments of $354.53 over five (5) years with a fixed interest rate of 8.75%.  The

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

(Continued)

December 31, 2005

note is secured by a 2000 Ford E-350 vehicle.  This vehicle was sold and the note was paid in its entirety during the year. The second note is dated March 19, 2002 in the original amount of $24,036.43 and is payable in monthly installments of $431.34 over five (5) years with a fixed interest rate of 2.9%.  The note is secured by a 2002 Ford E-250 vehicle. The third note is dated January 16, 2004 in the original amount of $54,863.29 and is payable in monthly installments of $1,009.53 over five (5) years with a fixed interest rate of 3.9%.  The note is secured by a 2004 Ford F-550 vehicle.

Scheduled principal maturities of the mortgage over the next five years are as follows:

Year ending December 31,

2006………………………………………………………….$14,878.87

2007………………………………………………………….$11,339.37

2008………………………………………………………….$11,789.59

2009………………………………………………………….$  1,903.27

2010………………………………………………………….$         0.00

NOTE E – RENT

The Company is leasing its facilities under the terms of a one year lease dated October 10, 2003 that ended October 31, 2004 and was renewed for one additional year. The lease provides for payments of $650.00 per month plus state sales tax and was subject to a three percent increase upon lease renewal. On July 8, 2005 this lease was assigned and the Company obligation was terminated at the end of the extended lease term. The Company is leasing storage facilities on a month to month basis.

NOTE F – SALE OF ASSETS

The Company, on June 28, 2005, entered into an asset sale agreement in which the company sold its computer consulting operations, including equipment and inventory, to Etech Source, LLC for $105,000.00.  Etech Source, LLC did not continue in the computer consulting business and the Company resumed its computer consulting operations in October 2005, prior to the end of the fiscal year. Therefore, the Company continues to report the computer consulting portion of the business as a continuing operation.

NOTE G –  EARNINGS PER COMMON SHARE

Earnings (Loss) per common share of $.01 were calculated based on a net income (loss) numerator of $17,345.16 divided by a denominator of 1,250,000 shares of outstanding common stock (Average number of shares issued during the year ended December 31, 2005).  Pro forma net income tax per share as a C Corporation per common share of $.00 were calculated based on pro forma net income tax numerator of $2,602.00 divided by a denominator of 1,250,000 shares of outstanding common stock.  Pro forma net income per share as a C Corporation per common share of $.01 were calculated based on pro forma net income of $14,743.16 divided by a denominator of 1,250,000 shares of outstanding common stock.

NOTE H – FORWARD STOCK SPLIT

On March 24, 2006 the Company’s Board received 42 executed stock subscription agreements for the purchase of stock in the corporation at $1.00 per share.  After the sale of stock there were 542 shares total issued and outstanding.  The Board filed amended and restated articles changing the par value to $0.01 per share resulting in 100 shares of stock for each share previously owned.  This increased the shares issued and outstanding to 54,200 shares total.  On April 28, 2006 the Company further ratified and authorized a 25:1 forward stock split that will result in 1,355,000 issued and outstanding shares. All references in these financial statements to amounts per share and number of shares outstanding have been restated to give effect to this stock split.

NOTE I – OFFICERS COMPENSATION

The Company recognized contributed noncash officers compensation for one of its officers who provides approximately 16 hours of service per month to the Company.

Randall N. Drake, C.P.A., P.A.
1981 Promenade Way
Clearwater, Florida 33760
Phone: (727) 536-4863

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Stockholders of Contracted Services, Inc.

 We have audited the accompanying balance sheet of Contracted Services, Inc. as of December 31, 2004 and the related statements of operations, stockholders’ equity, and cash flows for the period ended December 31, 2004. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Contracted Services, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/Randall N. Drake, CPA, PA
Randall N. Drake, CPA, PA
Clearwater, Florida

August 10, 2006

CONTRACTED SERVICES, INC.

BALANCE SHEET

December 31, 2004

ASSETS
Current Assets:
Cash and Cash Equivalents	6,328.71
Accounts Receivable	13,512.99
Total Current Assets	19,841.70
Fixed Assets:
Computer Equipment	2,365.00
Mowing Equipment	17,049.70
Vehicles	102,452.59
Less: Accumulated Depreciation	(51,695.29)
Total Fixed Assets	70,172.00
TOTAL ASSETS	90,013.70
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	4,125.34
Sales Tax Payable	86.89
Current Portion of Long-Term Liabilities - Note C	17,560.90
Loans from Shareholders	2,186.54
Total Current Liabilities	23,959.67
Long-Term Liabilities
Notes Payable - Note C	46,641.52
Total Long-Term Liabilities	46,641.52
TOTAL LIABILITIES	70,601.19
Stockholders' Equity: -Note F
Common Stock, $.01 par value, 75,000,000 shares
authorized, 625,000 shares issued and outstanding	6,250.00
Paid-In-Capital	(1,410.00)
Retained Earnings	14,572.51
Total Equity	19,412.51
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	90,013.70
The accompanying notes are an integral part of these financial statements.

CONTRACTED SERVICES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

Revenues
Sales – computer Maintenance & Repairs	316,364.90
Sales – Lawn Mowing Service	0.00
Miscellaneous Income	4,258.42
320,623.32
Operating Expenses:
Advertising	560.04
Automobile Expense	9,251.94
Bank Charges	230.85
Contract Labor	920.16
Contributions	325.00
Cost of Goods Sold	79,176.94
Depreciation	22,810.34
Dues & Subscriptions	2,313.01
Employee Leasing	142,411.80
Insurance	5,797.00
Interest Expense	2,101.37
Legal & Professional Fees	85.00
Licenses & Permits	150.00
Manuals	23.90
Materials	888.19
Miscellaneous Expense	1,279.64
Mowing Expenses	797.53
Office Expense	3,505.89
Officers Compensation – Note D	3,840.00
Postage	2,505.67
Rent - Note D	9,473.11
Repairs & Maintenance	1,557.95
Telephone	14,841.69
Travel & Entertainment	1,594.63
Utilities	2,225.86
308,667.51
Income (Loss) From Operations	11,995.81
Provision for Income Taxes
Current Tax Provision	2,369.00
Less: Net effect of S Corporation Status	(2,369.00)
0.00
Net Income (Loss)	11,955.81
Earnings per common share:
Net Income (Loss) per share - Note E	0.02
Pro Forma Net Income Tax Per Share as a C Corporation	(0.00)
Pro Forma Net Income Per Share as a c Corporation	0.02

The accompanying notes are an integral part of these financial statements.

CONTRACTED SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

For the Year Ended December 31, 2004

	Common Stock		Contributed	Retained
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2004	250	$250.00	$750.00	12,616.70	$13,616.70

Net Income (Loss)				11,955.81	11,955.81

AAA Distribution				(10,000.00)	(10,000.00)

Forward Split @ April 28, 2006	624,750	6,000.00	(6,000.00)		$0.00

Contributed Noncash Officers Compensation – Note G			3,840.00
Balances at December 31, 2004	625,000	$6,250.00	($1,410.00)	$14,572.51	$15,572.51
The accompanying notes are an integral part of these financial statements.

CONTRACTED SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

OPERATING ACTIVITIES:
Net Income (Loss)	11,995.81
Adjustments to reconcile Net Income (Loss)
to net cash provided by operations:
Depreciation	22,810.34
Noncash Officers Compensation	3,840.00
(Increase) Decrease in:
Accounts Receivable	19,867.35
Increase (Decrease) in:
Accounts Payable	(4,183.05)
Sales Tax Payable	(1,946.02)
52,344.43
INVESTING ACTIVITIES:
Purchase of Fixed Assets	(19,414.70)
Shareholder Loans	(2,070.41)
(21,485.11)
FINANCING ACTIVITIES:
Payments on Notes Payable	(19,376.38)
Shareholder AAA Distributions	(10,000.00)
(29,376.38)

NET CASH INCREASE (DECREASE) FOR THE YEAR	1,482.94

BEGINNING CASH	4,845.77

ENDING CASH	6,328.71

SUPPLEMENTAL DISCLOSURE:
Interest Expense	$2,101.37
Income Tax	$0.00
Non cash Investing and Financial Activities:
Purchase of Fixed Asset	($54,863.29)
Issuance of Note Payable	$54,863.29
Noncash Officers Compensation	$3,840.00

The accompanying notes are an integral part of these financial statements.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated June 30, 2000 in the State of Florida.  The Company is a computer consulting company and a commercial lawn maintenance company and is located in St. Petersburg, Florida.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents.

Fixed Assets

Property and equipment are stated at cost.  Depreciation is computed using accelerated methods over the estimated useful lives of the assets.  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the corporation to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue by providing services in the field of computer consulting and commercial lawn maintenance.  The Company recognizes its revenue when consulting services and commercial lawn maintenance have been completed and its customers are billed.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code.  Under those provisions, the Company does not pay federal income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction.  Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income and include their respective shares of the Company's net operating losses in their individual income tax returns.

Reclassifications

Certain reclassifications and corrections were made to the financial presentation in order to properly reflect reporting of classifications of cash flows from shareholder loans, property and equipment acquired by incurring debt and recognition of noncash officers compensation.

NOTE C – NOTES PAYABLE

The Company has three notes payable to Ford Motor Credit Company. The first note is dated November 17, 2001 in the original amount of $17,117.87 and is payable in monthly installments of $354.53 over five (5) years with a fixed interest rate of 8.75%.  The note is secured by a 2000 Ford E-350 vehicle. The second note is dated March 19, 2002 in the original amount of $24,036.43 and is payable in monthly installments of $431.34 over five (5) years with a fixed interest rate of 2.9%.  The note is secured by a 2002 Ford E-250 vehicle. The third note is dated January 16, 2004 in the original amount of $54,863.29 and is payable in monthly installments of $1,009.53 over five (5) years with a fixed interest rate of 3.9%.  The note is secured by a 2004 Ford F-550 vehicle.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

(Continued)

December 31, 2004

NOTE C – NOTES PAYABLE (Continued)

Scheduled principal maturities of the mortgage over the next five years are as follows:

Year ending December 31,

2005………………………………………………………….$17,560.90

2006………………………………………………………….$19,926.50

2007………………………………………………………….$13,022.16

2008………………………………………………………….$11,789.59

2009………………………………………………………….$  1,903.27

NOTE D – RENT

The Company is leasing its facilities under the terms of a one year lease dated October 10, 2003 that ended October 31, 2004 and was renewed for one additional year. The lease provides for payments of $650.00 per month plus state sales tax and was subject to a three percent increase upon lease renewal.

NOTE E –  EARNINGS PER COMMON SHARE

Earnings (Loss) per common share of $.02 were calculated based on a net income (loss) numerator of $11,955.81 divided by a denominator of 625,000 shares of outstanding common stock (Average number of shares issued during the year ended December 31, 2004).  Pro forma net income tax per share as a C Corporation per common share of $.00 were calculated based on pro forma net income tax numerator of $2,369.00 divided by a denominator of 625,000 shares outstanding common stock. Pro forma net income per share as a C Corporation per common share of $.02 were calculated based on pro forma net income numerator of $9,625.06 divided by a denominator of 625,000 shares of outstanding common stock.

NOTE F – FORWARD STOCK SPLIT

On March 24, 2006 the Company’s Board received 42 executed stock subscription agreements for the purchase of stock in the corporation at $1.00 per share.  After the sale of stock there were 542 shares total issued and outstanding.  The Board filed amended and restated articles changing the par value to $0.01 per share resulting in 100 shares of stock for each share previously owned.  This increased the shares issued and outstanding to 54,200 shares total.  On April 28, 2006 the Company further ratified and authorized a 25:1 forward stock split that will result in 1,355,000 issued and outstanding shares. All references in these financial statements to amounts per share and number of shares outstanding have been restated to give effect to this stock split.

At December 31, 2004 the Company had 250 shares of common stock issued at $1.00 per share.  As a result of the amended articles and 25:1 forward split the number of issued and outstanding shares is now restated to 625,000.

NOTE G – OFFICERS COMPENSATION

The Company recognized contributed noncash officers compensation for one of its officers who provides approximately 16 hours of service per month to the Company.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 24. Indemnification of Directors and Officers

Title XXXVI, Chapter 607 of the Florida Statutes permits corporations to indemnify a director, officer or control person of the corporation for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expense. Our Articles of Incorporation do not include such a provision automatically indemnifying a director, officer or control person of the corporation or its stockholders for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such.

Our By-Laws, Article XIV, Section 4, allow us to indemnify actions under our emergency by-laws regardless of whether or not Florida law would permit indemnification.

We have been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, that such provisions are against public policy as expressed in the Securities Act and are therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by Contracted Services, Inc. in connection with the sale of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the Accounting Fees and Expenses:

Registration Fee	$1.00
Federal taxes, state taxes and fees	$0.00
Printing and Engraving Expenses	$700.00
Accounting Fees and Expenses	$7,000.00
Legal Fees and Expenses	$30,000.00
Transfer Agent's Fees and Expenses	$1,000.00
Miscellaneous	$00.00
Total	$38,701.00

We will bear all the costs and expenses associated with the preparation and filing of this registration statement including the registration fees of the selling security holders.

Item 26. Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of Contracted Services, Inc.'s common stock without registration during the last three years. No sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

The following securities of Contracted Services, Inc. were issued by CSI within the past three (3) years and were not registered under the Securities Act of 1933:

(a) On March 24, 2006 the following individuals were issued from treasury for additional paid-in capital. These shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as the shares were not a part of a public offering. There was no distribution of a prospectus, private placement memorandum, or business plan to the public. Shares were sold to personal business acquaintances of the President, John L. Corn. Each individual had specific knowledge of the Company’s operation that was given to them personally by the President, John L. Corn. Each individual is considered educated and informed concerning small investments, such as the $1.00 investment in our Company.  The Articles of Incorporation of Contracted Services, Inc. were Amended and Restated under the laws of Florida on April 21, 2006. As a result of amending our articles of incorporation, stock par value from $1.00 to $.01 there was an immediate increase of 100:1 to each shareholder.  The company then executed a forward stock split of 25:1 on April 28, 2006 thereby further increasing the number of shares held by each shareholder.

Name of Stockholder	Shares Received	Consideration
William L. Corn	2,500	$1.00 Check
MSC Consulting	2,500	$1.00 Check
Elizabeth Corn	2,500	$1.00 Check
John J. Corn	2,500	$1.00 Check
Andrew Corn	2,500	$1.00 Check
Patricia Corn	2,500	$1.00 Check
John W. Corn	2,500	$1.00 Check
Carol L. Corn	2,500	$1.00 Check
Beth Golden	2,500	$1.00 Check
Wayne Golden	2,500	$1.00 Check
James Garrett	2,500	$1.00 Check
Virginia Sanderson	2,500	$1.00 Check
Walter Sanderson	2,500	$1.00 Check
Jay Sanderson	2,500	$1.00 Check
Curt Steinbach	2,500	$1.00 Check
Lisa Steinbach	2,500	$1.00 Check
Malcolm Driver	2,500	$1.00 Check
Belinda Driver	2,500	$1.00 Check
William Cocker	2,500	$1.00 Check
Gary Gums	2,500	$1.00 Check
Karen Gums	2,500	$1.00 Check
Ana Gerena	2,500	$1.00 Check
Keith Wood	2,500	$1.00 Check
April Wood	2,500	$1.00 Check
Sarah Wood	2,500	$1.00 M.O.
Billy Wood	2,500	$1.00 Check
Melinda Steffny	2,500	$1.00 Check
John Glonek	2,500	$1.00 Check
David Alexander	2,500	$1.00 Check
Rand Mosteller	2,500	$1.00 Check
Joe Lochiel	2,500	$1.00 Check
Angela Rohr	2,500	$1.00 Check
John Rickenbacher	2,500	$1.00 Check
Teresa Glonek	2,500	$1.00 Check
Terri Garrett	2,500	$1.00 Check
Patrick Garrett	2,500	$1.00 Check
Mary Ware	2,500	$1.00 Check
Paul Ware	2,500	$1.00 Check
Kathy Outzs	2,500	$1.00 Check
Steve Outzs	2,500	$1.00 Check
Wayne Ackett	2,500	$1.00 Check
Jennifer Ackett	2,500	$1.00 Check

Item 27. Index of Exhibits

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-B. All Exhibits are attached hereto unless otherwise noted.

Exhibit No.	Description
3(i)*	Amended and Restated Articles of Incorporation
3(ii)*	By-Laws
5.2	Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq., Harrison Law, P.A.
14*	Code of Ethics
15	Letter on Unaudited Interim Financial Statements, Randall N. Drake, C.P.A.
23.2	Consent of Independent Registered Public Accounting Firm, Randall N. Drake, C.P.A.

*Exhibit previously filed

Item 28. Undertakings

(a) (1) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in the "calculation of registration fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned Registrant according the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(g) That, for the purpose of determining liability under the Securities Act to any purchaser:

(1) (i) Each prospectus filed by the undersigned small business issuer pursuant to Rule 424(b)(3) shall be deemed to be a part of the registration statement as of the date of the filed prospectus was deemed part of and included in the registration statement; and

(iii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (Section 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B related to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (Section 230.415 (a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be a part of and included in the registration statement as of the earlier date of such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of St. Petersburg, State of Florida, on December 6, 2006.

(Registrant) Contracted Services, Inc.
By: /s/ John L. Corn
John L. Corn
President, Chairman of the Board of Directors

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name	Title	Date
/s/John L. Corn	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer	December 6, 2006
John L. Corn
/s/Susan E. Corn	Secretary, Director	December 6, 2006
Susan E. Corn
/s/Beth Golden	Treasurer, Director	December 6, 2006
Beth Golden